UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Inter & Co, Inc.
(Name of Issuer)

Class A Common Shares, $0.0000025 par value per share
(Title of Class of Securities)

G4R20B107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4R20B107	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Hottaire International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER 16,500,000 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -
EACH REPORTING	7	SOLE DISPOSITIVE POWER 16,500,000 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,037,105 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (2)
12		TYPE OF REPORTING PERSON CO

(1)        Consists of 16,500,000 Class A Common Shares held of record by Hottaire International Limited, an entity controlled by José Felipe Diniz.

(2)       Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 284,765,936 Class A common shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person.

CUSIP No. G4R20B107	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
José Felipe Diniz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil
NUMBER OF	5	SOLE VOTING POWER 16,500,000 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -
EACH REPORTING	7	SOLE DISPOSITIVE POWER 16,500,000 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,037,105 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (2)
12		TYPE OF REPORTING PERSON IN

(1)        Consists of 16,500,000 Class A Common Shares held of record by Hottaire International Limited, an entity controlled by José Felipe Diniz.

(2)       Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 284,765,936 Class A common shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person.

CUSIP No. G4R20B107	Page 4 of 8 Pages

Item 1.
(a)	Name of Issuer: Inter & Co, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Av Barbacena, 1.219, 22nd Floor ZIP Code 30 190-131 Belo Horizonte – Minas Gerais State, Brazil

Item 2.
(a)

Name of Persons Filing:

This Schedule 13G is being filed by (i) José Felipe Diniz and (ii) Hottaire International Limited (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office: The principal business office of the Reporting Persons is Pça. Nossa Senhora da Abadia, No 157, apt. 240, Nova Lima – Minas Gerais, Brazil, CEP- 34006-175.
(c)	Citizenship: See row 4 of the cover pages to this Schedule 13G of each Reporting Person.
(d)	Title of Class of Securities: Class A Common Shares, par value $0.0000025 per share.
(e)	CUSIP Number: G4R20B107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
☒ Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. G4R20B107	Page 5 of 8 Pages

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See row 9 of the cover sheet.

(b)	Percent of Class:

See row 11 of the cover sheet.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover sheet of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover sheet of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover sheet of each Reporting Person.
(iv) Shared power to dispose or direct the disposition of: See row 8 of the cover sheet of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

CUSIP No. G4R20B107	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

Not applicable.

CUSIP No. G4R20B107	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

HOTTAIRE INTERNATIONAL LIMITED

By:	/s/ José Felipe Diniz
Name: José Felipe Diniz

By:	/s/ José Felipe Diniz
Name: José Felipe Diniz

CUSIP No. G4R20B107	Page 8 of 8 Pages

Exhibit A

SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares of Inter & Co, Inc and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 13, 2023.

HOTTAIRE INTERNATIONAL LIMITED

By:	/s/ José Felipe Diniz
Name: José Felipe Diniz

By:	/s/ José Felipe Diniz
Name: José Felipe Diniz